Exhibit 6
DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2011
(Expressed in U.S. Dollars, Unless Otherwise Noted)
INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of August 4, 2011 and should be read in conjunction with, and is qualified by, the Company’s unaudited interim consolidated financial statements and related notes for the six months ended June 30, 2011. The interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.
ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS
Our second quarter 2011 interim consolidated financial statements and other financial information have been prepared using IFRS. The Company has restated its 2010 comparative financial statements and other financial information following its IFRS accounting policies.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; estimates regarding Denison’s uranium and vanadium production levels and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves and resources through acquisitions and development; and receipt of regulatory approvals, permits and licences and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2011 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml, as well as the following: global financial conditions, the market price of Denison’s securities, volatility in market prices for uranium and vanadium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; geological, technical and processing problems; the ability of Denison to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2011
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: “This MD&A” may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
Overview
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange under the symbol “DML” and on the NYSE Amex LLC under the symbol “DNN”.
Denison is an intermediate uranium producer with production in the U.S. combined with a diversified development portfolio with projects in the U.S., Canada, Zambia and Mongolia. Denison’s assets include its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company also processes uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison owns interests in a portfolio of exploration projects, including the Wheeler River property, along with other properties in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the southwestern United States in close proximity to the Company’s mills.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.
SELECTED QUARTERLY FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the three and six months ended June 30, 2011 and 2010.

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
(in thousands)	2011	2010	2011	2010

Results of Operations:
Total revenues	$16,993	$27,230	$43,761	$49,205
Net income (loss)	(13,749)	16,744	(20,816)	9,565
Basic earnings (loss) per share	(0.04)	0.05	(0.06)	0.03
Diluted earnings (loss) per share	(0.04)	0.05	(0.06)	0.03

	As at June 30,	As at December 31,
	2011	2010

Financial Position:
Working capital	$120,958	$133,837
Long-term investments	943	2,955
Property, plant and equipment	410,086	342,164
Total assets	651,083	523,003
Total long-term liabilities	$52,603	$38,598

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2011
(Expressed in U.S. Dollars, Unless Otherwise Noted)
RESULTS OF OPERATIONS
General
The Company recorded a net loss of $13,749,000 or $0.04 per share for the three months ended June 30, 2011 compared with net income of $16,744,000 or $0.05 per share for the same period in 2010. For the six months ended June 30, 2011, the Company recorded a net loss of $20,816,000 or $0.06 per share compared to net income of $9,565,000 or $0.03 per share for the same period in 2010.
Revenue
Uranium sales revenue for the second quarter was $7,693,000 from the sale of 116,000 pounds U3O8 at an average price of $65.94 per pound. Uranium sales for the same period in 2010 were 417,000 pounds U3O8 at an average price of $45.56 per pound resulting in revenue of $18,981,000.
Uranium sales revenue for the six months ended June 30, 2011 was $24,563,000 from the sale of 383,000 pounds U3O8 at an average price of $64.08 per pound. Uranium sales revenue for the same period in 2010 totaled $33,990,000 from the sale of 683,000 pounds U3O8 at an average price of $49.74 per pound.
Vanadium sales revenue for the three months ended June 30, 2011 was $5,122,000 from the sale of 801,000 pounds of V2O5 equivalent at an average price of $6.27 per pound. During the same period in 2010, vanadium sales revenue was $4,327,000 from the sale of 557,000 pounds of V2O5 equivalent at an average price of $7.20 per pound. For the six months ended June 30, 2011, vanadium sales revenue was $10,701,000 from the sale of 1,657,000 pounds V2O5 equivalent at an average price of $6.24 per pound compared to $6,244,000 from the sale of 841,000 pounds V2O5 equivalent at an average price of $6.59 per pound for the six months ended June 30, 2010.
As a result of the events in Japan, the uranium spot market demand and price have declined. In response to these weaker market conditions, Denison has deferred uranium sales to later in the year. Inventory available for sale was 570,000 pounds U3O8 and 145,000 pounds V2O5 at June 30, 2011. Based on spot prices at June 30, 2011, this inventory had a value of $31,865,000.
Revenue from the environmental services division for the three and six months ended June 30, 2011 was $3,647,000 and $7,131,000 compared to $3,471,000 and $7,155,000 in the same periods in 2010. Revenue from the management contract with UPC for the three and six months ended June 30, 2011 was $476,000 and $1,027,000 compared to $378,000 and $1,680,000 in the same periods in 2010. The decrease is due to transaction fees received in the first quarter of 2010.
Operating Expenses
Milling and Mining Expenses
The McClean Lake mill is on stand-by and there was no production during the second quarter. Stand-by costs for the three and six-months ended June 30, 2011 totaled $$274,000 and $417,000 respectively.
At the White Mesa mill, uranium production totaled 339,000 pounds U3O8 and 689,000 pounds V2O5 for the three months ended June 30, 2011 and totaled 679,000 pounds U3O8 and 1,102,000 pounds V2O5 for the six months ended June 30, 2011 compared to 360,000 pounds U3O8 and 911,000 pounds V2O5 for the three months ended June 30, 2010 and 468,000 pounds U3O8 and 911,000 pounds V2O5 for the six months ended June 30, 2010.
As planned, conventional ore processing ceased at the end of June for maintenance work and is planned to resume in the fourth quarter of 2011. Alternate feed processing is continuing.
At June 30, 2011, a total of 48,600 tons of conventional ore was stockpiled at the mill containing approximately 269,000 pounds U3O8 and 292,000 pounds V2O5. The Company also had approximately 535,000 pounds U3O8 contained in alternate feed material stockpiled at the mill at June 30, 2011.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2011
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Production costs1 at White Mesa for the three months ended June 30, 2011 were $48.83 per pound U3O8 and $49.51 per pound U3O8 for the six months ended June 30, 2011. Production costs were $34.39 and $38.83 per pound U3O8 in the three and six months ended June 30, 2010. The increase in unit cost is due to lower than planned mill head grades and recoveries as well as fewer pounds produced from alternate feed processing due to a change in feed source.
On November 16, 2009, as amended on February 1, 2010 and July 22, 2011, the Center for Biological Diversity, Grand Canyon Trust, Sierra Club, Kaibab Band of Paiute Indians and Havasupai Tribe (the “Plaintiffs”) filed a lawsuit in the U.S. District Court for the District of Arizona against the U.S. Secretary of the Interior and the U.S. Bureau of Land Management (“BLM”) (together, the “Defendants”) seeking an order declaring that the Defendants have violated environmental laws in relation to the Company’s Arizona 1 mine, by not requiring a new Plan of Operations in connection with the start of mining activities. The Plaintiffs are also claiming that, if a new Plan of Operations is not required, the Defendants failed to conduct a review of potential environmental impacts from the mine since the existing Plan of Operations for the mine was approved by BLM in 1988. The Plaintiffs further claim that all required permits have not been obtained for the mine under the Clean Air Act, and that, as a result, BLM failed to take all actions necessary to prevent unnecessary degradation of the public lands. The Plaintiffs are seeking an order declaring that the Defendants have violated these environmental laws in relation to the Arizona 1 mine, and an injunction directing operations to cease and stopping the Defendants from authorizing or allowing any further mining or exploration operations at the Arizona 1 mine until BLM complies with all applicable laws. On February 8, 2010 the Defendants filed an Answer to the Plaintiffs’ complaint denying the foregoing allegations. Denison has been added as an intervener in this lawsuit, and believes that each of these allegations is without legal merit, is not supported by the administrative record, and should be dismissed.
On April 19, 2010, Plaintiffs filed a motion for a preliminary injunction to shut down operations at the mine pending a decision on the merits of the case. A hearing on the motion for an injunction was held on June 11, 2010, and on June 17, 2010 the District Court judge denied the Plaintiffs’ request for preliminary injunctive relief. On July 12, 2010, the Plaintiffs appealed the ruling on the preliminary injunction to the Ninth Circuit Court of Appeals, and on July 14, 2010 filed another motion for preliminary injunction, pending appeal. That motion was denied by the District Court judge on August 11, 2010. On August 16, 2010 the Plaintiffs filed an emergency motion for an injunction pending appeal in the Court of Appeals. On August 31, 2010, a two-judge panel denied that motion. The appeal to the Court of Appeals of the District Court’s original ruling denying the preliminary injunction was heard on January 14, 2011, and a decision denying the appeal was issued on May 6, 2011. The District Court case is ongoing, and a hearing on the merits was held on May 20, 2011. At the hearing, the District Court ruled in favor of BLM and Denison and against the Plaintiffs on four of the five counts and remanded the fifth count to BLM for further consideration. Supplemental briefing on the fifth count has been scheduled for August 2011. The District Court will schedule oral argument at a hearing if it deems such argument necessary. Although this matter cannot be considered fully decided by the District Court until it rules on the fifth count, the main substance of the Plaintiffs’ lawsuit appears to have been decided in favor of BLM and Denison by virtue of the District Court’s ruling on the other four counts. Plaintiffs will have the right to appeal the District Court’s ruling, once it rules on all five counts. If the Plaintiffs are successful on the merits or on appeal, the Company may be required to stop mining activities at the Arizona 1 mine pending resolution of this matter. Any required stoppage of mining could have a significant adverse impact on the Company.
On August 17, 2010, EPA issued a Notice of Violation under the Clean Air Act, citing four violations of the National Emission Standards for Hazardous Air Pollutants for underground uranium mines, relating to operations at Denison’s La Sal mines complex in Utah in 2009. Those violations were for alleged failure to obtain prior approval from EPA for the radon monitoring method used at the site, for some gaps in data collection and reporting, and for allegedly exceeding the emission standards at certain receptors using the prescribed air dispersion model. Denison has applied to EPA for approval to continue to use the radon monitoring method at the site, which is the same method used historically by the uranium mining industry. Similarly Denison does not believe the prescribed air dispersion model is sophisticated enough to accurately calculate potential doses from radon to nearby receptors at the La Sal mines, given the complex terrain and other factors at the site, and has applied to EPA for approval to use a more sophisticated air dispersion model. EPA and Denison are currently in discussions to settle this administrative action, which may involve the payment of a stipulated penalty which is not expected to be material.

[1]
Production costs include the costs of mining the ore fed to the mill in the period plus the costs of milling less a credit for vanadium produced in the period and excluding depreciation and amortization, which is a non-GAAP measure.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2011
(Expressed in U.S. Dollars, Unless Otherwise Noted)
On July 12, 2011, an Administrative Law Judge was appointed by the Executive Director of the Utah Department of Environmental Quality (“UDEQ”) to conduct an adjudicative proceeding relating to a Request for Agency Action before the Utah Air Quality Board, submitted by Uranium Watch and Living Rivers on November 4, 2010, as supplemented on March 17, 2011, March 23, 2011 and April 7, 2011. In their Request for Agency Action, Uranium Watch and Living Rivers allege certain deficiencies in the applications for approval and in the approvals granted in connection with radon emissions and monitoring at Denison’s La Sal mines complex, as well as certain deficiencies in Denison’s implementation of its radon monitoring program at the mine and in UDEQ’s regulation thereof. Uranium Watch and Living Rivers request a number of agency actions, including orders that certain approvals be withdrawn, that additional information and applications be submitted, that Denison cease operation of certain vents, mine portals and mine shafts that allegedly have not been properly approved, and that direct UDEQ to take certain actions to ensure compliance with applicable regulations. Denison believes that the Request for Agency Action, as supplemented, is without merit and intends to seek summary dismissal of the action.
Other
Operating costs for the three and six months ended June 30, 2011 include a recovery of $653,000 and a write-down of $215,000 relating to the change in net realizable value on the Company’s vanadium inventory. For the three and six months ended June 30, 2010 operating costs include a recovery of $2,698,000 and $9,962,000 respectively relating to the change in net realizable value provisions of the Company’s uranium and vanadium inventory. Operating costs also include expenses relating to DES amounting to $3,425,000 for the three months and $6,835,000 for the six months in 2011 compared to $2,974,000 and $6,390,000 respectively for the same periods in 2010.
Mineral Property Exploration
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S., Mongolia and Zambia. For the three months ended June 30, 2011 exploration expenditures totaled $2,456,000 and $5,641,000 for the six months ended June 30, 2011 as compared to $1,797,000 for the three months ended June 30, 2010 and $3,494,000 for the six months ended June 30, 2010.
During the quarter, activity in the Athabasca Basin region of northern Saskatchewan was focused on the Company’s 60% owned Wheeler River project. Denison’s share of exploration spending on its Canadian properties totaled $993,000 for the three months ended June 30, 2011 and totaled $3,723,000 for the six months ended June 30, 2011. For the three months ended June 30, 2010, Canadian exploration spending totaled $1,709,000 and $3,125,000 for the six months ended June 30, 2010.
The 55 hole, 24,000 metre summer drilling program at Wheeler River is underway. Initial drilling in Zone A has resulted in expanding the mineralization along the northeastern boundary of the Phoenix Zone A deposit.
Exploration expenditures of $664,000 and $969,000 for the three and six months ended June 30, 2011 compared to $77,000 for the three months and $355,000 for the six months ended June 30, 2010 were incurred in Mongolia on the Company’s joint venture properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian Government as to 15% and Geologorazvedka, a Russian entity, as to 15%. Under the Nuclear Energy Law, the Government of Mongolia could acquire a 34% to 51% interest at no cost to the Government. Discussions are underway with the Mongolian Government regarding the ownership issue and granting of mining licences.
Exploration expenditures of $785,000 and $899,000 for the three and six months ended June 30, 2011 were incurred on the Company’s Mutanga project in Zambia compared to $11,000 for the three and six months ended June 30, 2010. The Company completed Phase 1 and commenced Phase 2 of the 2011 drilling program. Approximately 5,790 metres were drilled in Phase 1. Drilling was completed in three zones including Dibwe East Zones 1 and 2 and Mutanga West. The Phase 1 drilling returned a number of strongly mineralized holes from all three zones. The preliminary results of the Phase 1 drilling program in Dibwe East Zones 1 and 2 have confirmed the continuity of the mineralization identified in a 2008 drilling program with a combined strike length greater than 2.5 kilometres. The Phase 2 drilling program is planned to be a total of 11,240 metres and is aimed at further delineating and expanding the mineralization in Dibwe East Zones 1 and 2. Subject to the results of the Phase 2 drilling program, Denison intends to prepare revised mineral resource estimates for the Mutanga Project in accordance with the requirements of National Instrument 43-101 (“NI 43-101”) later this year.
General and Administrative
General and administrative expenses totaled $5,216,000 for the three months and $9,594,000 for the six months ended June 30, 2011 compared with $3,212,000 for the three months and $6,862,000 for the six months ended June 30, 2010. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services, stock option expense and other overhead expenditures. The increased expenditures in 2011 result from costs related to the acquisition of White Canyon Uranium Limited of $1,293,000 incurred in 2011 and an increase in stock compensation expense.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2011
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Other Expenses
Other income (expense) totaled $(4,795,000) for the three months and $(6,786,000) for the six months ended June 30, 2011 compared with $19,007,000 for the three months and $12,891,000 for the six months ended June 30, 2010. This consists primarily of foreign exchange losses which totaled $(3,848,000) and $(6,415,000) for the three and six months ended June 30, 2011 compared to gains of $6,759,000 and $496,000 for the three and six months ended June 30, 2010. Other income in 2010 included a uranium sales contract termination fee of $11,000,000. No such amounts were recorded in 2011.
ACQUISITION OF WHITE CANYON URANIUM LIMITED
On June 17, 2011, Denison’s offer to acquire all of the outstanding shares of White Canyon Uranium Limited (“WCU”) closed with 96.98% of shares outstanding accepting the offer. Compulsory acquisition proceedings to acquire the remaining shares of WCU were initiated on June 20, 2011 and are expected to be completed in early August, 2011.
Denison’s cash offer of AUD $0.24 per WCU share has resulted in a total purchase price of US$61,027,000 (AUD$57,163,000). Consideration for the initial 96.98% interest was paid on July 1, 2011 and payment for the remaining shares will be made in early August 2011. The full amount of the purchase price has been recorded as a payable at June 30, 2011.
WCU’s key assets are located in southeastern Utah, near Denison’s White Mesa mill. Its holdings comprise 100% interests in the Daneros producing mine, the advanced Lark Royal project and the Thompson, Geitus, Blue Jay and Marcy Look exploration projects, covering approximately 15,500 acres in the Red Canyon district. WCU commenced production of uranium ore in December 2009 from its 100% owned Daneros uranium mine.
OUTLOOK FOR 2011
As a result of the acquisition of WCU, Denison has revised its ore processing plans for the remainder of the year and currently plans to process Daneros and Arizona 1 ore in the fall of 2011 and defer processing of Colorado Plateau ore until 2012 when a longer run of uranium and vanadium ore can be attained. As a result of these ore processing changes, uranium production is expected to remain at 1.2 million pounds U3O8; however, vanadium production will be lower at 1.3 million pounds V2O5, down from a projected 1.7 million pounds.
Uranium sales are expected to be approximately 1.2 million pounds of U3O8 down from a projected 1.3 million pounds due in part to the timing of production and in part to a decision to defer some sales to 2012 as a result of current market prices. Vanadium sales are now projected to be about 1.7 million pounds V2O5 in 2011 down from a projected 2.1 million pounds. The decline in sales is due to lower vanadium production expectations.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2011
(Expressed in U.S. Dollars, Unless Otherwise Noted)
SUMMARY OF QUARTERLY FINANCIAL RESULTS

	2011	2011	2010	2010
(in thousands)	Q2(1)	Q1(1)	Q4(1)	Q3(1)

Total revenues	$16,993	$26,768	$39,232	$39,883
Net income (loss)	(13,749)	(7,067)	(9,394)	(5,517)
Basic and diluted earnings (loss) per share	(0.04)	(0.02)	(0.03)	(0.02)

	2010	2010	2009	2009
(in thousands)	Q2(1)	Q1(1)	Q4(2)	Q3(2)

Total revenues	$27,230	$21,975	$31,052	$12,748
Net income (loss)	16,744	(7,179)	(36,127)	(91,343)
Basic and diluted earnings (loss) per share	0.05	(0.02)	(0.11)	(0.27)

(1)	These amounts have been prepared under IFRS.

(2)	These amounts have been prepared under Canadian GAAP.
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $137,733,000 at June 30, 2011 compared with $97,554,000 at December 31, 2010. The increase of $40,179,000 was due primarily to cash used in operations of $11,927,000, common share issues totaling $62,402,000 and less expenditures on property, plant and equipment totaling $12,711,000.
Net cash used in operating activities of $11,927,000 during the six months ended June 30, 2011 is comprised of net loss for the period adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include an increase in accounts payable and accrued liabilities of $3,762,000, an increase of $21,691,000 in inventories and a decrease of $12,699,000 in trade and other receivables.
Net cash used in investing activities was $13,561,000 consisting primarily of expenditures on property, plant and equipment of $12,711,000 and an increase in restricted cash of $3,130,000.
Net cash from financing activities totaled $62,257,000 consisting primarily of $62,402,000 from the issue of common shares.
In total, these sources and uses of cash resulted in a net cash inflow after the effect of foreign exchange of $40,179,000 during the period.
On June 30, 2011 the Company put in place a revolving term credit facility (“the credit facility”) for up to $35,000,000. The amount of the facility available is the lesser of $35,000,000 and a “borrowing base” which is determined quarterly based on a percentage of accounts receivable and inventory. The current borrowing base is $35,000,000.
The credit facility contains a covenant to maintaina certain level of tangible net worth, which must be greater than or equal to the sum of $425,000,000 plus an amount equal to (i) 50% of each equity issue from and including June 30, 2011 and 50% of positive net Income in each fiscal quarter from and including June 30, 2011.
The credit facility terminates on June 29, 2012. There is no debt outstanding under this facility; however $10,055,000 of the line was used as collateral for certain letters of credit at June 30, 2011.
The Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of the Company’s material US subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property. The credit facility is subject to a standby fee of 100 basis points.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2011
(Expressed in U.S. Dollars, Unless Otherwise Noted)
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.
The following transactions were incurred with UPC for the periods noted below:

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
(in thousands)	2011	2010	2011	2010
Revenue
Management fees	$476	$378	$1,027	$718
Commission and transaction fees	—	—	—	962

Total	$476	$378	$1,027	$1,680

At June 30, 2011, accounts receivable includes $246,000 (June 2010 — $141,000) due from UPC with respect to the fees indicated above.
On November 18, 2010, the Company entered into a uranium concentrate loan agreement with UPC which entitled the Company to borrow 150,000 pounds of U3O8 from UPC. The U3O8 loan was subject to a loan fee and required collateral in the form of an irrevocable standby letter of credit. The uranium loaned was to be repaid by February 3, 2011 or a later date agreed to by both parties. On December 24, 2010, the Company issued a letter of credit in favour of UPC in the amount of $10,065,000 as collateral for the U3O8 loan. On January 3, 2011, the Company borrowed 150,000 pounds of U3O8 from UPC. On February 3, 2011, the repayment date for the U3O8 loan was amended to April 4, 2011 and the letter of credit was increased to $12,045,000. The uranium loaned was returned on March 30, 2011.
The Company has incurred management and administrative service fees of $136,000 (2010: $42,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services. At June 30, 2011, an amount of $90,000 was due to this company.
Korea Electric Power Corporation (“KEPCO”)
In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. KEPCO also purchased 58,000,000 common shares of Denison representing approximately 17% of the issued and outstanding capital as at the June 2009 share purchase. Pursuant to a strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. KEPCO also has the right to require Denison to nominate two persons designated by KEPCO to Denison’s board of directors if KEPCO holds at least a 15% share interest in Denison (or one director if KEPCO’s share interest is between 5% and 15%). Currently, KEPCO’s share interest in Denison is approximately 15.08%.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2011
(Expressed in U.S. Dollars, Unless Otherwise Noted)
OUTSTANDING SHARE DATA
At August 4, 2011, there were 384,660,915 common shares issued and outstanding and 7,588,414 stock options outstanding for a total of 392,249,329 common shares on a fully-diluted basis.
CONTROLS AND PROCEDURES
The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s second fiscal quarter of 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
NEW ACCOUNTING PRONOUNCEMENTS
(a)	International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)
IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.
Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments — Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.
This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.
(b)	International Financial Reporting Standard 10, Consolidated Financial Statements (“IFRS 10”)
IFRS 10 was issued in May 2011 and it establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements.
This standard is effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2011
(Expressed in U.S. Dollars, Unless Otherwise Noted)
(c)	International Financial Reporting Standard 11, Joint Arrangements (“IFRS 11”)
IFRS 11 was issued in May 2011 and it provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities — Non-Monetary Contributions by Ventures.
The standard is effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.
(d)	International Financial Reporting Standard 12, Disclosure of Interest in Other Entities (“IFRS 12”)
IFRS 12 was issued in May 2011 and it is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.
The standard is effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.
(e)	International Financial Reporting Standard 13, Fair Value Measurement (“IFRS 13”)
IFRS 13 establishes new guidance on fair value measurement and disclosure requirements for IFRS and completes a major project to improve the convergence of IFRS and US GAAP.
The standard is effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.
International Financial Reporting Standards (IFRS)
Effective January 1, 2011, the company adopted IFRS for Canadian publicly accountable enterprises. The interim consolidated financial statements for the second quarter of 2011 have been prepared in accordance with IFRS including comparative amounts for 2010. Details of the accounting differences can be found in note 4 to our interim financial statements.
Although IFRS has a conceptual framework that is similar to previous Canadian GAAP, there are significant differences in recognition, measurement and disclosure. The transition to the IFRS framework has resulted in several changes to our accounting policies that impact our financial reporting. The following are the more significant accounting differences:
Impairment of Non Current Assets
Under Canadian GAAP, long-lived asset impairment testing is done using a two-step approach whereby long-lived assets are first tested for recoverability based on the undiscounted cash flows they are expected to generate. If the undiscounted cash flow expected to be generated is higher than the carrying amount, then no impairment charge is required to be recorded. If the undiscounted cash flow is lower than the carrying amount of the assets, the assets are written down to their estimated fair value. Under IFRS, impairment testing is done using a one-step approach for both testing and measurement of impairment, with asset carrying amounts compared directly with the higher of fair value less costs to sell and value in use. This may result in more frequent write-downs where carrying amounts of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted basis. However, the extent of any asset write-downs may be partially offset by the requirement under IFRS to reverse any previous impairment losses where circumstances have changed such that the impairments have reduced. Canadian GAAP does not permit reversal of impairment losses.
The opening balances of our property, plant and equipment assets have been adjusted to reflect impairment amounts calculated in accordance with IFRS. Since we have decided to use the IFRS 1 election to record assets, on an item by item basis, at fair value on transition, there will be no subsequent reversal of the impairments that have been included in the IFRS opening balances.
Asset Retirement Obligations
Under Canadian GAAP, we record an asset retirement obligation (“ARO”) only if there is a legal requirement to incur restoration costs. Under IFRS, the threshold for recording a liability is a legal or constructive obligation. Consequently, it is possible under IFRS to be required to record an ARO greater than what is required under Canadian GAAP. This requirement did not result in any adjustments to the provision accounts included in the IFRS opening balances.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2011
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Foreign Currency Translation
Items included in the financial statements of each consolidated entity in the Denison group are measured using the currency of the primary economic environment in which the entity operated (“the functional currency”). Primary and secondary indicators are used to determine the functional currency (primary indicators have priority over secondary indicators). Primary indicators include the currency that mainly influences sales prices and the currency that mainly influences labour, material and other costs. Secondary indicators include the currency in which funds from financing activities are generated and the currency in which receipts from operating activities are usually retained. For our Canadian, U.S., Zambian and Mongolian entitles, the local currency has been determined to be the functional currency.
The consolidated financial statements are presented in US dollars, which is the Company’s reporting currency.
The financial statements of entities that have a functional currency that is different than the reporting currency are translated into US dollars as follows: assets and liabilities at the closing rate at the date of the statement of financial position; and income and expenses — at the quarterly average rates (as this is considered a reasonable approximation to actual transactional rates). All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.
Flow-Through Shares
Under Canadian GAAP, where flow-through shares are issued, they are initially recorded in share capital at their issue price. When the issuing entity renounces the associated deductions (by filing the prescribed forms) to the investors, the tax effect of the resulting temporary difference is recorded as a cost of issuing the shares (a reduction in share capital). Under IFRS, the proceeds from issuing flow-through shares are allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference (“premium”) between the quoted price of the company’s shares at the flow-through share closing date and the amount the investor pays for the actual flow-through shares. A liability is recognized for the premium and is extinguished when the tax effect of the temporary differences, resulting from the renunciation, is recorded — with the difference between the liability and the value of the tax assets renounced being recorded as a deferred tax expense. If the flow-through shares are not issued at a premium, a liability is not established, and on renunciation the full value of the tax assets renounced is recorded as a deferred tax expense.
Income Taxes
The accounting for future or deferred income taxes is fundamentally similar to the current Canadian GAAP standard. However, there are some specific differences that impact deferred tax balances or the amount reported in profit or loss for deferred taxes. Under Canadian GAAP, the cost(benefit) of current and deferred income taxes is typically recognized as income or an expense, and included in profit or loss for the period — except, amongst other items, where any portion of the cost(benefit) relates to a capital transaction in the same period or an item that is credited or charged directly to equity in the same period. Under IFRS, if the transaction that gives rise to a temporary difference is recorded directly in equity, then the cost(benefit) of current and deferred income taxes, whether in the same or a subsequent period, is also recorded directly in equity (rather than in profit or loss).
Under Canadian GAAP, where an asset is acquired (other than in a business combination) and the tax basis is less than the cost of the asset, a deferred tax liability is recognized on the asset acquisition, and is added to the cost of the asset through a gross-up calculation. IFRS does not permit the recognition of a deferred tax liability on the initial recognition of an asset, in a transaction that is not a business combination. When Denison acquired OmegaCorp. Limited (“Omega”) in 2007, the transaction was treated as an asset acquisition, with the majority of the fair value allocated to the Mutanga project mineral property resources. As a result, for Canadian GAAP purposes, a future tax liability was recognized and the carrying amount of the asset was increased to arrive at the purchase price of net assets. Under IFRS, the future tax liability in respect of Omega has been eliminated, and the carrying value of the asset has been adjusted accordingly. The carrying value of our deferred tax balances have also changed to the extent that the accounting basis of various assets and liabilities have been adjusted as part of the IFRS conversion.
First-time adoption of IFRS
Denison’s transition to IFRS follows IFRS 1, which offers the possibility to utilize certain exemptions from full retrospective application of IFRS. The Company evaluated the options available in IFRS 1 and elected to adopt transitional implementation policies in the areas of business combinations, cumulative translation differences and fair value as a deemed cost election. A summary of these transitional accounting policies is given below.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2011
(Expressed in U.S. Dollars, Unless Otherwise Noted)
1.	Business Combinations

The Company elected to utilize the option in IFRS 1 to not apply IFRS 3 retrospectively to business combinations completed prior to January 1, 2010. The impact of this policy decision is that all prior business combinations will continue to be accounted for as they originally were under Canadian GAAP.

2.	Cumulative Translation Differences

IFRS 1 provides the option to reset the cumulative translation account within other comprehensive income to zero as of the date of transition to IFRS as an alternative to calculating the retrospective cumulative translation adjustments required to be in compliance with the principles of IAS 21 for the periods prior to transition.

3.	Property, Plant and Equipment

IFRS 1 provides the option to record assets, on an item by item basis, at fair value on transition or at an earlier date as an alternative to full retrospective application of IFRS in accounting for the assets. Denison chooses to adopt this transition policy on an asset by asset basis for its property, plant and equipment and its mineral property assets.

Adoption of IFRS 6 for Exploration and Evaluation Expenditures
Denison elected to adopt the provisions of IFRS 6 which allow the Company to continue with the current accounting policies regarding the accounting for exploration and evaluation expenditures.
The current policy is to expense exploration expenditures on mineral properties not sufficiently advanced. At the point in time that a mineral property is considered to be sufficiently advanced, it is classified as a development mineral property and all further expenditures for the current year and subsequent years are capitalized as incurred.
Comparison between IFRS and CGAAP of Selected Financial Information and Key Financial Data
Three months and six months ended June 30, 2010

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2010	June 30, 2010	June 30, 2010	June 30, 2010
(in thousands)	IFRS	CGAAP	IFRS	CGAAP

Net income (loss)	$16,744	$16,672	$9,565	$7,583
Basic earnings (loss) per share	$0.05	$0.05	$0.03	$0.02
Shareholders’ Equity	395,389	726,347	395,389	726,347
Total Assets	448,565	864,932	448,565	864,932
Equity Ratio	88.1%	84.0%	88.1%	84.0%
Refer to Note 4 of the financial statements for the detailed reconciliation of the balances.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed in the Company’s Annual Information Form dated March 28, 2011 and in the Company’s annual MD&A dated March 10, 2011, both available at www.sedar.com, and in the Company’s Form 40-F available at www.sec.gov/edgar.shtml.
QUALIFIED PERSON
The disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or under the supervision of Lawson Forand, the Company’s Exploration Manager Saskatchewan, and Terry Wetz, Director of Project Development, who are Qualified Persons in accordance with the requirements of NI 43-101.